Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 33-60591, 333-95113, 333-99865, 333-105705, and 333-115964 of Sierra Health Services, Inc. on Forms S-8 and Registration Statement No. 333-105403 on Forms S-3 of our reports dated March 14, 2005, relating to the consolidated financial statements and financial statement schedule included at Item 15 (a)(2) of Sierra Health Services, Inc. and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Sierra Health Services, Inc. for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP.
Las Vegas, Nevada
March 14, 2005